July 31, 2009

Via EDGAR

Mr. Kevin L. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Turbine Truck Engines, Inc.

Form 10-K for the year ended December 31, 2008

File No.: 333-109118

Dear Mr. Vaughn:

We are in receipt of your correspondence dated July 21, 2009, with respect to the above-referenced filing.

Form 10-K for the year ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page 18

1.	We note that your financial statements have been audited by Pender, Newkirk & Company LLP. If true, please confirm that this is the same firm that is registered with PCAOB as Pender, Newkirk & Company CPAs. In future filings please have your accountants sign their name exactly as registered with the PCAOB.

RESPONSE:

Pender, Newkirk & Company CPAs changed their name to Pender, Newkirk & Company LLP in January of 2006. This was brought to the attention of the firm’s PCAOB Inspection Team during their September 2006 inspection. As a result of this comment, Pender, Newkirk & Company LLP is following up with the PCAOB to ensure that the firm’s name is correctly reflected by the PCAOB.

Note 11 – Convertible Note Payable, page 45

2.	We note the disclosure that you are presenting your debenture payable to Golden Gate and your note receivable from Golden Gate on a net basis in your balance sheet because you have the legal right to offset.

•	Please provide us with a summary of the applicable terms of your agreement with Golden Gate that provide that right of offset.

•

Tell us how you have considered the guidance in paragraphs 210-20-45-1 through 45-5 of the FASB Accounting Standards Codification, which discusses the conditions that must be present for a right of offset to exist.

RESPONSE:

On June 6, 2008, the Company entered into a 7 3/4% Convertible Debenture for $1,000,000 maturing on June 30, 2012 with Golden Gate. Simultaneously, the Company entered into a Securities Purchase Agreement with Golden Gate to purchase $1,000,000 of the company’s common stock, with $100,000 cash purchase upon the execution of the Securities Purchase Agreement and a Promissory Note being issued to the Company for the remaining $900,000, with a maturity of June 30, 2012.

Related to the agreement with Golden Gate, the Company received cash proceeds of $100,000 for the net difference between the convertible debenture and the promissory note. During 2009, the Company repaid all amounts due to Golden Gate, and currently, has no future liability obligation related to these agreements.

Based on FASB ASC 210-20-45-1 through 45-5, the Company has reviewed the details of both the convertible debenture and the promissory note and determined that the amounts owed to each party are determinable, the reporting party has the right to set off the amount owed with the amount owed by the other party, the reporting party intends to set off and the right of offset is enforceable by law. The right of set off is documented within Section 6.2 of the 7  3/4% Convertible Debenture filed as exhibit 4.01 to Form 8K filed with the SEC on June 13, 2008 as follows:

“In the event that the Company is obligated to pay any amount to the Holder in connection with an acceleration of the maturity of this Debenture as set forth herein, the Company shall first apply against such amount an amount equal to the outstanding amount owed by the Holder to the Company under the Promissory Note, if any, and the amount otherwise owed by the Company to the Holder in connection with an acceleration of the maturity of this Debenture shall be reduced by the outstanding amount owed by the Holder to the Company under the Promissory Note, with the Promissory Note deemed paid by Holder to the extent of and with respect to such amount, and if the amount due from the Company to the Holder in connection with an acceleration of the maturity of this Debenture is equal to or greater than the outstanding amount owed under the Promissory Note, the Company shall cancel and deem the Promissory Note as paid in full in connection with the application of the amount owed by the Holder to the Company under Promissory Note against the amount otherwise owed by the Company to the Holder hereunder.”

Also, from Section I –I of the Securities Purchase Agreement filed as exhibit 4.01 to Form 8K filed with the SEC on June 13, 2008 as follows:

“I. Company Redemption of Debenture. The payment of any amount associated with the mandatory redemption or prepayment of the Debenture under the terms of this Agreement or the Debenture (the “Redemption Amount”) shall first be satisfied by and offset against any amounts due to the Company under the Promissory Note and such amounts of the Promissory Note so applied against the Redemption Amount that the Company is required to redeem or prepay shall reduce the amount outstanding under the Promissory Note by a like amount. After the application of the amount owed under the Promissory Note, if any, to the Redemption Amount, the Company shall immediately pay in cash to the Holder any remaining amount owed by the Company to the Holder in connection with the payment of the Redemption Amount.”

3.	In addition, please discuss your conclusions regarding the amounts for which the company would be held liable under the debenture payable and its rights to receive any amounts of the note receivable issued pursuant to the agreement in the event of bankruptcy.

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RESPONSE:

In the event of a bankruptcy filing by the Company, Golden Gate may rescind any outstanding Conversion Notice and declare that any or all amounts owing or otherwise outstanding under this Debenture are immediately due and payable and upon any such declaration this Debenture or such portion thereof, as applicable, shall become immediately due and payable in cash at a price of one hundred fifty percent (150%) of the outstanding Principal Amount thereof, together with all accrued and unpaid interest thereon to the date of payment. In the event that the Company is obligated to pay any amount to Golden Gate in connection with an acceleration of the maturity of this Debenture as set forth herein, the Company shall first apply against such amount, an amount equal to the outstanding amount owed by Golden Gate to the Company under the Promissory Note, if any, and the amount otherwise owed by the Company to Golden Gate in connection with an acceleration of the maturity of this Debenture shall be reduced by the outstanding amount owed by Golden Gate to the Company under the Promissory Note, with the Promissory Note deemed paid by Golden Gate to the extent of and with respect to such amount, and if the amount due from the Company to Golden Gate in connection with an acceleration of the maturity of this Debenture is equal to or greater than the outstanding amount owed under the Promissory Note, the Company shall cancel and deem the Promissory Note as paid in full in connection with the application of the amount owed to the Company under Promissory Note against the amount otherwise owed by the Company to Golden Gate. The Company shall immediately pay in cash any remaining amount owed in connection with the acceleration of the maturity of this Debenture after the application of the outstanding amount owed under the Promissory Note.

In conclusion, based upon the above, none of this would affect the right of offset discussed in number 2 above.

4.	We note your disclosures that you have determined the embedded conversion feature should be classified as equity, based on the fact that your CEO and majority shareholder has the ability to increase the authorized shares to a level that would maintain the net share settlement of any potential conversion within the company’s control.

•

As we note from your disclosures on page 53 that your CEO and majority shareholder only owns 42% of your outstanding common shares, please describe the arrangements that grant your CEO and majority shareholder the ability to increase authorized shares and what steps would be required to formally increase the authorized shares. For example, clarify whether such an increase would require shareholder approval.

•	Discuss how, in reaching your conclusion on equity classification of the embedded conversion feature, you considered the guidance in FASB Accounting Standards Codification 815-40-25-19 through 24.

RESPONSE:

As of December 31, 2008, the Company has 99,000,000 authorized common shares, and 21,859,764 common shares outstanding. While the conversion price has a variable component, the Company’s stock price would have to significantly decrease to a price it has historically never come close to (i.e., if the price went to $.01, this would require the issuance of 10,000,000 shares of common stock if converted at this price). The Company’s CEO, is also a significant shareholder that controls the Company, both from a stock ownership and significant influence perspective. The CEO currently owns or beneficially owns 21% of the outstanding common stock, and currently has another 31% of the outstanding voting shares via proxy. As a result, the CEO effectively has voting rights for approximately 52% of the voting common stock.

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In accordance with Nevada Law, only the consent of the majority shareholders are required to increase the authorized shares, negating the requirement for a shareholder vote, since the CEO effectively controls the voting common shares. Accordingly, the Company has concluded that the net share settlement is within the Company’s control.

As of today, the outstanding convertible debenture has been settled, and a liability no longer exists.

5.	We note that you have identified certain features of the convertible debenture that may be embedded derivatives, including the embedded conversion feature, default payment of 150% of the outstanding principal balance in the event you fail to maintain timely filings and the interest rate adjustment feature. It appears that you have separately valued each of these derivatives. Please tell us how your valuation of these derivatives complies with FASB Accounting Standards Codification 815-15-25-7 through 10, which provides guidance on the accounting for multiple derivative features embedded in a single hybrid instrument.

RESPONSE:

Based on FASB ASC 815-15-25 paragraph 7 through 10, we noted that the convertible debenture has several embedded derivatives, and therefore should be bundled together as a single compound embedded derivative that is bifurcated from the host debt and separately accounted for. In the December 31, 2008 10-K filing, the Company disclosed these embedded features as separate derivative instruments, and the disclosure at that time should have disclosed these instruments as a single bundled compound derivative. However, in analyzing the derivatives as a compound instrument, the Company believes the value derived from bundling the instruments would be immaterial. At December 31, 2008, the 150 percent default feature described above, would yield a maximum liability of approximately $32,000. However, the Company believes that the actual liability would be less than the maximum. In the Company’s seven year history, the Company has never had an untimely filing. Additionally, the interest rate adjustment, which is triggered by the Company’s stock price decreasing to $.0449 is unlikely to occur based on the Company’s historical stock prices. Given the fact that the Company’s stock has never fallen below this price in seven years, and the low probability of an untimely filing, these events considered in conjunction, results in a value that is immaterial for all periods considered for this compound derivative. Lastly, the convertible debenture or host contract was completely paid off during 2009.

6.	In addition to the features identified in your disclosures, it appears your convertible debenture also contains other features that could be embedded derivatives, including a redemption feature and various put features. Explain to us how you have applied the guidance in FASB Accounting Standards Codification 815-40 in evaluating whether the various features of your convertible debenture are embedded derivatives that you should separate from the debt host, record as liabilities and account for at fair value under FASB ASC 815-15. Please specifically address your accounting for the following features:

•

Redemption feature, whereby if the holder elects to convert and the volume weighted average price is below an established floor price, you have the right to prepay the amount the holder wants to convert, plus any accrued and unpaid interest, at 150% of such amount. Refer to FASB ASC 815-25-40 through 43.

•

Upon the occurrence of certain capital events, including a reorganization of capital, a consolidation or merger, or a sale or disposition of all or substantially all of your property, assets or business, you could be required to redeem the notes at 150% of the principal amount. Refer to FASB ASC 815-25-40 through 43.

•	Upon the occurrence of certain events of default, including default in payment of

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principal and interest, making false or misleading statements in representations or warranties or covenants, bankruptcy, etc. you could be required to redeem the notes at 150% of the principal amount. Refer to FASB ASC 815-25-40 through 43.

Please also refer to the guidance of FASB ASC 815-15-30.

RESPONSE:

Pursuant to the guidance in FASB ASC 815-15-25-40 through 43, as it relates to bullet points one, two, and three above:

All the above points have redemption features that are essentially put options that are contingent upon events that are extraneous in nature, and not indexed to an interest rate. As a result, pursuant to paragraph 25-41, the above put options are not clearly and closely related to the convertible debenture or host contract. As discussed in response number five above, these derivatives should be bundled together as a single compound embedded derivative that would be bifurcated from the host contract and separately accounted for. However, similar to the response in number five above, the Company believes the probability of the contingent events occurring are remote, and would result in a fair value of the derivatives considered together that would be immaterial for the following reasons:

•

As it relates to the first bullet point, the Company maximum exposure of the redemption of the convertible debt was approximately $32,000. Given the fact that the Company’s stock price in seven years has never fallen to the floor price, any value from a probability analysis would result in a negligible amount.

•

As it relates to the second bullet point, the occurrence of a merger, consolidation, or the business would be remote, as the CEO effectively controls the Company, and would have the ability through voting interests to preclude these events from occurring.

•	As it relates to the third bullet point, the Company made all timely interest payments, and believes the likelihood of false and misleading statements would be remote.

As previously mentioned, the convertible debentures were paid-in-full during 2009.

Item 9A(T) Controls and Procedures, page 49

7.	We note that you concluded that your disclosure controls and procedures and internal controls over financial reporting were not effective. To the extent you have identified any material weaknesses in your internal controls over financial reporting, please tell us and revise future filings to disclose the nature of the material weakness and any compensating actions management has taken to ensure that your financial statements are not materially misstated.

RESPONSE:

We will revise future filings to include additional details of the lack of segregation of duties and that management discovered the material weakness when performing their review of the internal controls. Currently, management contracts with an outside CPA to perform the duties of the Chief Financial Officer and Principle Accounting Officer and an outside consultant to assist with the preparation of the filings. However, until the Company has received additional funding, they are unable to remediate the weakness.

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Exhibit 31.1 and 31.2

8.	We note that Michael Rouse signed your Exhibit 31.1 certification as your Principal Executive Officer and Principal Financial Officer. We further note the language at the top of your Exhibit 31.2 certification that indicates that Rebecca A. McDonald is your Principal Financial Officer. Please tell us and revise future filings to clearly indicate who is signing the certification as your principal financial officer. Please also tell us how you have satisfied Item 601(B)(32) in providing the certification of your Principal Financial Officer as required under Section 906 of the Sarbanes-Oxley Act.

RESPONSE:

The Company’s Principal Financial Officer is Michael Rouse and he is correctly reflected as such on Exhibit 32.1, satisfying Item 601(B)(32). Ms. Rebecca A. McDonald is the company’s principal accounting officer, and a principal financial officer of the issuer is required to provide the certification provided in Exhibit 31.2. The inclusion of that title “CFO” and Principal Financial Officer were typographical errors. Her correct title is “Principal Accounting Officer.” The error will not be repeated in future filings. The Company believes that it has satisfied the requirements of Item 601(B)(32) as required under Section 906 of the Sarbanes-Oxley Act, in that its principal financial officers have executed the required certifications.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosures in the filings. The staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us with any questions you may have in this regard.

Sincerely,

/s/    Michael Rouse

Michael Rouse

Chief Executive Officer

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